Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Third Quarter, 2013 Financial Results;
Conference Call at 10am PST (1pm EST) on November 6, 2013

Vancouver, Canada – November 5, 2013 – Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) announced today its financial results for the Third Quarter, 2013 (reported in US$). Endeavour is a mid-cap silver mining company that owns and operates three underground silver-gold mines in Mexico, the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.

Highlights of Third Quarter, 2013 (Compared to Third Quarter, 2012)

Financial

  Net earnings increased from $0 to $12.3 million ($0.12 per share)
  Adjusted earnings(1) increased 663% to $13.0 million ($0.13 per share)
  EBITDA(1) increased 140% to $29.3 million
  Cash flow from operations before working capital changes decreased 34% to $25.9 million
  Mine operating cash flow(1) increased 27% to $31.8 million
  Revenue increased 31% to $67.8 million on 1,693,989 silver oz sold and 20,958 gold oz sold
  Realized silver price fell 21% to $22.60 per oz sold
  Realized gold price fell 14% to $1,409 per oz sold
  Direct costs of production increased 7% to $104.05 per tonne
  Cash costs of production net of by-product gold credits (1) increased 10% to $5.14 per oz silver
  All-in sustaining costs fell 43% to 12.14 per oz silver
  Cash costs of production on a co-product basis were $12.32 per oz silver and $768 per oz gold
  Bullion inventory at quarter-end included 365,481 oz silver and 2,176 oz gold
  Concentrate inventory at quarter-end included 19,645 oz silver and 297 oz gold
  Cash and equivalents of $25.2 million and working capital of $26.8 million at quarter-end
Operations

  Silver production up 63% to 1,855,846 oz
  Gold production up 95% to 22,947 oz
  Silver equivalent production up 75% to 3.23 million oz (at a 60:1 silver:gold ratio)
  Enhanced cash flow by increasing production tonnes and/or grades at all three mines
  Continued to cut costs through additional work-force reductions and operating efficiencies
  El Cubo and Bolañitos production and recoveries both benefitted from processing metal concentrates accumulated in Q2, 2013 and the clean-out of the leased Las Torres plant
  Increased 2013 production guidance as a result of the out-performance of the Bolañitos mine and better production from the El Cubo mine
(1)	Adjusted earnings, mine operating cash flow, EBITDA and cash costs are non-IFRS measures. Please refer to the definitions in the Company’s Management’s Discussion and Analysis.

Bradford Cooke, CEO of Endeavour Silver, stated, “Our solid financial performance in Q3, 2013 was a direct result of the Company’s ability to respond quickly to the drop in metal prices earlier this year. By aggressively cutting cash and other costs and boosting production and cash flow, Endeavour was able to deliver sharply higher EBITDA and net earnings in Q3, 2013 compared to Q3, 2012.

“We are now half way through our two year operational turn-around at El Cubo and it appears to have turned the corner. Our next focus at El Cubo is to expand the reserves and resources to facilitate a 35% mine expansion to 1,550 tonnes per day plant capacity over the next year. Our goal over the next year is to reduce cash operating costs to single digits, which would make El Cubo the profitable core asset we originally envisaged when we acquired the mine in 2012.

“Our free cash flow in the third quarter allowed us to start rebuilding our cash position and we were able to take our foot off the brakes, albeit carefully, with regard to capital and exploration spending. Management will continue to focus on improving our operating performance and profit margin at each mine, especially in the light of the new mining taxes currently being legislated in Mexico.”

Financial Results (see Consolidated Statement of Operations below)

Mine Operations

For the quarter ended September 30, 2013, the Company generated revenue totaling $67.8 million (2012 - $51.9 million). During the period, the Company sold 1,693,989 oz silver and 20,958 oz gold at realized prices of $22.60 and $1,409 per oz respectively, compared to sales of 1,294,241 oz silver and 8,984 oz gold at realized prices of $28.72 and $1,637 per oz respectively in 2012. After cost of sales of $46.1 million (2012 - $34.8 million), mine operating earnings amounted to $21.7 million (2012 - $17.1 million).

Cash Flow

Mine operating cash flow before taxes was $31.8 million (2012 – $26.9 million), excluding depreciation and depletion of $12.6 million (2012 - $6.4 million), stock-based compensation of $0.1 million (2012- $0.1 million), and a recovery of a previous inventory write down of $2.7 million (2012- Write down of $3.3 million). The mine operating cash flow directly resulted in operating cash flow before working capital changes to increase 34% to $25.9 million (2012 – $19.3 million).

Net Earnings

Net earnings were $12.3 million or $0.12 per share compared to $0 in Q3, 2012. They included a mark-to-market derivative liability loss related to share purchase warrants issued in 2009 denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings. The appreciation of these warrants resulted in a derivative liability loss of $0.7 million (2012 – $1.7 million). Therefore, the adjusted earnings were $13.0 million ($0.13 per share) compared to $1.7 million ($0.02 per share) in Q3, 2012.

Cash Costs

Cash costs of production, net of gold by-product credits, increased 10% to $5.14 per oz silver produced (2012 - $4.70), and on an all-in sustaining basis were $12.14 per oz silver, a 43% drop from 2012. On a co-product basis, cash costs were $12.74 per oz of silver and $794 per oz of gold. The higher cash costs were largely due to the growing contribution of the El Cubo operation and lower gold credits, offset by the increased production from the Bolañitos operation.

Operating Results (see Consolidated Table of Mine Operations below)

Guanaceví

Silver production at the Guanaceví mine during Q3, 2013 was 715,080 oz, a increase of 20% compared to 598,285 oz, and gold production was 1,977 oz, a decrease of 26% compared to 2,667 oz in Q2, 2012. Metal production was up due to higher metal grades and recoveries. Plant throughput was 107,480 tonnes at average grades of 265 gpt silver and 0.70 gpt gold compared to 108,343 tonnes grading 227 gpt silver and 0.87 gpt gold. The higher silver grades are a function of geological variations of the different ore zones, while the lower gold grades are primarily due to final reconciliation of concentrate processed on behalf of Bolañitos in 2012.

Bolañitos

Silver production at the Bolañitos mine was 794,734 oz, an increase of 83% compared to 433,388 oz, and gold production was 15,869 oz, an increase of 116% compared to 7,363 oz in Q3, 2012. Metal production was up due to higher throughput, grades and recoveries. The Bolañitos mine averaged 2,082 tpd, well above the mine plan due to increased contract mining and the switch from 100% cut-and-fill mining to 50% long-hole mining. The Bolañitos plant operated at its 1,600 tpd capacity, and the extra tonnes produced by the mine were processed at the El Cubo operation. This additional plant access allowed Bolañitos production to significantly exceed planned output.

Plant throughput was 181,442 tonnes at average grades of 147 gpt silver and 2.75 gpt gold compared to 117,271 tonnes grading 148 gpt silver and 2.39 gpt gold in Q3, 2012. Ore grades were also significantly above plan, as mining accessed better than planned ore grades, specifically in the Daniela vein. Silver and gold recoveries were both anomalously higher due three one-time events: the Las Torres flotation plant was cleaned out of concentrate in July prior to expiry of the lease, the El Cubo leach circuit was cleaned out as El Cubo commenced concentrate sales in September and the precipitate inventory at El Cubo at the end of Q2 was processed into doré in Q3.Management expects recoveries to return to historic levels in Q4, 2013.

In addition, selling concentrates as opposed to producing doré at the El Cubo plant will increase recoveries going forward. Concentrate sales result in higher payable metal production and higher refining charges, resulting in a net financial benefit at current metal prices. Depending on certain variables, the net financial benefit can move in favour of producing doré so management will closely monitor these variables to optimizes the financial benefit.

El Cubo

Silver production at the El Cubo mine was 346,032 oz, an increase of 226% compared to 106,260 oz in Q3, 2012 and gold production was 5,101 oz, an increase of 196% compared to 1,724 oz in Q3, 2012. The Company acquired the El Cubo mine in July 2012 and has made immediate and lasting improvements at El Cubo to ensure its economic viability at current metal prices.

Plant throughput was 100,168 tonnes at average grades of 112 gpt silver and 2.62 gpt gold compared to 80,550 tonnes grading 92 gpt silver and 1.42 gpt gold in Q3, 2012. Silver and gold recoveries were both anomalously higher due three one-time events: the Las Torres flotation plant was cleaned out of concentrate in July prior to expiry of the lease, the El Cubo leach circuit was cleaned out as El Cubo commenced concentrate sales in September, and in Q2 the El Cubo plant held a significant work-in-process metal balance that was processed in Q3 once the filter presses were installed and commissioned. Management expects recoveries to return to historic levels in Q4, 2013.

In addition, selling concentrates as opposed to producing doré at the El Cubo plant will increase recoveries going forward. Concentrate sales result in higher payable metal production and higher refining charges, resulting in a net financial benefit at current metal prices. Depending on certain variables, the net financial benefit can move in favour of producing doré. Management will closely monitor these variables to optimize the financial benefit.

Conference Call

A telephone conference call to discuss the results will be held at 10:00 am PST (1:00 pm EST) on Wednesday, November 6, 2013. To participate in the conference call, please dial the following:

Toll-free in Canada and the USA: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the USA: 1-604-638-5340
No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010 outside of Canada & USA. The required pass-code is 4890 followed by the # sign. The replay will also be available on the Company’s website at www.edrsilver.com.

All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at 604-640-4804 or toll free 877-685-9775.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Tel: 604-640-4804
Toll free: 1-877-685-9775
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2013 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS
Comparative Table of Consolidated Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2013 Year:
Q1, 2013	376,344	154	1.51	1,489,746	15,032	79.9	82.3	10.04	99.63
Q2, 2013	393,070	165	1.96	1,535,873	19,914	73.6	80.4	10.53	96.45
Q3, 2013	389,090	171	1.89	1,855,846	22,947	86.7	96.9	5.14	104.06
Q4, 2013
Total	1,158,504	164	1.79	4,881,465	57,893	80.1	86.8	8.09	99.06
Production 2012 Year:
Q1, 2012	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Q2, 2012	202,987	208	1.47	1,040,026	7,695	76.5	80.3	5.46	86.32
Q3, 2012	306,164	161	1.49	1,137,933	11,754	71.8	80.1	4.70	97.05
Q4, 2012	362,779	151	1.55	1,235,026	12,917	70.1	71.7	12.25	92.86
Total	1,065,689	179	1.48	4,485,476	38,687	73.2	76.5	7.33	92.74

Q3, 2013 : Q3, 2012	27%	6%	27%	63%	95%	21%	21%	9%	7%

Q3, 2013 : Q2, 2013	-1%	4%	-4%	21%	15%	18%	21%	-51%	8%

YTD 2013:YTD 2012	65%	-15%	24%	50%	125%	8%	10%	48%	12%

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2013	2012	2013	2012

Revenue	$67,803	$51,880	$208,926	$141,360

Cost of sales:
Direct production costs	35,739	24,485	117,372	56,986
Royalties	287	454	1,093	1,397
Share-based compensation	131	146	408	421
Amortization and depletion	12,566	6,353	37,789	19,177
Write down (recovery) of inventory to net realizable value	(2,668)	3,345	5,210	3,345
	46,055	34,783	161,872	81,326

Mine operating earnings	21,748	17,097	47,054	60,034

Expenses:
Exploration	1,854	3,420	11,022	7,342
General and administrative	2,464	2,850	9,381	9,564
	4,318	6,270	20,403	16,906

Operating earnings	17,430	10,827	26,651	43,128

Mark-to-market loss/(gain) on derivative liabilities	679	1,728	(3,159)	(47)
Mark-to-market loss/(gain) on contingent liability	127	5,005	(7,772)	5,005
Finance costs	313	181	1,091	191

Other income (expense):
Foreign exchange	(1,191)	1,814	(2,230)	2,981
Investment and other income	1,247	(106)	3,596	1,834
	56	1,708	1,366	4,815

Earnings before income taxes	16,367	5,621	37,857	42,794

Current income tax expense	2,729	3,420	8,928	9,903
Deferred income tax expense	1,341	2,185	2,636	5,595
	4,070	5,605	11,564	15,498

Net earnings (loss) for the period	12,297	16	26,293	27,296

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	517	1,321	(3,412)	(2,046)

Comprehensive income (loss) for the period	$12,814	$1,337	$22,881	$25,250

Basic earnings (loss) per share based on net earnings	$0.12	$0.00	$0.26	$0.30
Diluted earnings (loss) per share based on net earnings	$0.12	$0.00	$0.23	$0.29

Basic weighted average number of shares outstanding	99,741,010	97,666,618	99,704,100	91,159,694
Diluted weighted average number of shares outstanding	100,637,952	99,322,475	101,617,107	93,699,625

This statement should be read in conjunction with the condensed consolidated financial statements for the period ended September 30, 2013 and the related notes contained therein

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2013	2012	2013	2012

Operating activities
Net earnings (loss) for the period	$12,297	$16	$26,293	$27,296
Items not affecting cash:
Share-based compensation	886	1,018	2,825	3,803
Amortization and depletion	12,648	6,427	38,024	19,354
Deferred income tax provision	1,341	2,184	2,636	5,595
Unrealized foreign exchange loss (gain)	124	(731)	726	(1,632)
Mark to market loss (gain) on derivative liability	679	1,728	(3,159)	(47)
Mark to market loss (gain) on contingent liability	127	5,005	(7,772)	5,005
Finance costs	477	6	629	16
Write down (recovery) of inventory to net realizable value	(2,668)	3,345	5,210	3,345
Loss (gain) on marketable securities	-	325	(1,777)	(158)
Net changes in non-cash working capital	(3,881)	(3,979)	(12,389)	(6,244)
Cash from operating activities	22,030	15,344	51,246	56,333

Investing activites
Property, plant and equipment expenditures	(18,579)	(18,249)	(78,936)	(39,544)
Acquisition of Mexgold Resources Inc.	-	(100,000)	-	(100,000)
Investment in short term investments	-	-	(130)	(27,884)
Proceeds from sale of short term investments	-	3,740	4,720	50,373
Investment in long term deposits	(54)	(741)	(54)	(917)
Cash from (used in) investing activities	(18,633)	(115,250)	(74,400)	(117,972)

Financing activities
Proceeds from revolving credit facility	-	-	30,000	-
Common shares issued on exercise of options and warrants	-	1,034	454	2,312
Interest paid	(467)	-	(599)	-
Cash from financing activites	(467)	1,034	29,855	2,312

Effect of exchange rate change on cash and cash equivalents	(38)	613	(117)	1,078
Increase (decrease) in cash and cash equivalents	2,930	(98,872)	6,701	(59,327)
Cash and cash equivalents, beginning of period	22,309	115,444	18,617	75,434
Cash and cash equivalents, end of period	$25,201	$17,185	$25,201	$17,185

 This statement should be read in conjunction with the condensed consolidated financial statements for the period ended September 30, 2013 and the related notes contained therein

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars)

	September 30,	December 31,
	2013	2012

ASSETS

Current assets
Cash and cash equivalents	$25,201	$18,617
Investments	2,295	8,520
Accounts receivable	28,794	20,526
Inventories	32,007	40,797
Prepaid expenses	2,803	9,940
Total current assets	91,100	98,400

Non-current deposits	1,042	1,451
Mineral property, plant and equipment	378,633	338,431
Goodwill	39,245	39,245
Total assets	$510,020	$477,527

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$21,714	$34,631
Income taxes payable	1,370	3,854
Derivative liabilities	2,177	5,336
Revolving credit facility	39,000	9,000
Total current liabilities	64,261	52,821

Provision for reclamation and rehabilitation	6,526	6,496
Contingent liability	725	8,497
Deferred income tax liability	72,152	69,517
Total liabilities	143,664	137,331

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 99,741,010 shares (Dec 31, 2012 - 99,541,522 shares)	358,228	357,296
Contributed surplus	14,128	12,828
Accumulated comprehensive income (loss)	(8,743)	(5,331)
Retained earnings (deficit)	2,743	(24,597)
Total shareholders' equity	366,356	340,196
Total liabilities and shareholders' equity	$510,020	$477,527

This statement should be read in conjunction with the condensed consolidated financial statements for the period ended September 30, 2013 and the related notes contained therein.